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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CTC MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12642X 10 6

(CUSIP Number)

Pavel Nazarian

Alfa Finance Holdings S.A.

3, Boulevard du Prince Henri

Luxenbourg, L-1724

352-264-70-61

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ALFA CTC HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Cyprus

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

26.0%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ALFA FINANCE HOLDINGS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Luxembourg

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

26.0%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CTF HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Gibraltar

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

26.0%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CROWN FINANCE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Liechtenstein

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

26.0%
14.	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13D	Page 6 of 11

Item 1.	Security and Issuer

This Amendment No. 2 on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of CTC Media, Inc., a Delaware corporation (the “Issuer”). This Amendment supplementally amends the initial statement on Schedule 13D, filed December 29, 2006 and Amendment No. 1 on Schedule 13D, filed June 25, 2007 (as amended, the “Existing Statement” and together with this Amendment, the “Statement”), by Alfa Capital Holdings (Cyprus) Ltd., ABH Financial Limited, ABH Holdings Corp., Alfa CTC Holdings Limited, Alfa Finance Holdings S.A., CTF Holdings Limited and Crown Finance Foundation. Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement.

Item 2.	Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Alfa CTC Holdings Limited;

(ii)	Alfa Finance Holdings S.A.;

(iii)	CTF Holdings Limited; and

(iv)	Crown Finance Foundation.

This Statement relates to the Shares held of record by Alfa CTC Holdings Limited. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

The Reporting Persons

Alfa CTC Holdings Limited (“Alfa CTC”) is a Cyprus company with its principal address at Themistokli Dervi 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Alfa CTC is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa CTC is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Finance Holdings S.A. (“Alfa Finance”) is a Luxembourg limited liability company with its principal address at 3, Bld du Prince Henri, L-1724, Luxembourg. Alfa Finance is the sole shareholder of Alfa CTC and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. The principal business of Alfa Finance is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and may therefore be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

SCHEDULE 13D	Page 7 of 11

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No change

Item 4.	Purpose of Transaction

Item 4 is hereby supplementally amended as follows:

The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a)(iv) of the Existing Statement is hereby deleted in its entirety and replaced with the following:

Alfa CTC is the beneficial owner of 39,548,896 Shares (representing in aggregate approximately 26.0% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having 152,155,213 Shares issued and outstanding as of July 28, 2008, as reported by the Issuer in its most recent quarterly report on Form 10-Q dated June 30, 2008. As a consequence of Alfa Finance’s direct interests in Alfa CTC, CTF Holdings’ indirect interests in Alfa Finance, and Crown Finance’s direct interests in CTF Holdings, Alfa Finance, CTF Holdings and Crown Finance may be deemed to be the beneficial owners of the 39,548,896 Shares, which are held of record by Alfa CTC. To the best of the Reporting Persons’ knowledge, other than Alfa CTC, Alfa Finance, CTF Holdings and Crown Finance, none of the persons named in Item 2 beneficially owns any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is supplementally amended as follows:

On September 3, 2008, Alfa CTC entered into a Pledge Agreement (the “Pledge Agreement”) with Open Joint Stock Company “Alfa-Bank” (“Alfa Bank”) under which Alfa CTC has granted a pledge in favor of Alfa Bank with respect to Alfa CTC’s ownership interest in 22,637,254 Shares of the Issuer as collateral for the performance by Alfa CTC of its obligations under a loan agreement with Alfa Bank under which Alfa Bank has made available to Alfa CTC an advance in an amount of up to Euro 130,000,000. A copy of the Pledge Agreement is attached as Exhibit B and is incorporated herein by reference. The foregoing description of the Pledge Agreement does no purport to be complete and is qualified in its entirety by the terms of the Pledge Agreement, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 8 of 11

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

ALFA CTC HOLDINGS LIMITED

September 9, 2008
Date

/s/ Maria Pitta
Signature

Maria Pitta, Director
Name/Title

ALFA FINANCE HOLDINGS S.A.

September 9, 2008
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Attorney-in-fact
Name/Title

CTF HOLDINGS LIMITED

September 9, 2008
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

September 9, 2008
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 9 of 11

ANNEX A

Directors and Officers of Alfa CTC Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Maria Pitta, Director (Cyprus)	Accountant	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Charalambos Michaelides, Director (Cyprus)	Chartered accountant	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address
Mikhail Fridman, Director (Russia)	Chairman of the Supervisory Board of Alfa-Bank Group	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

Peter Aven, Director (Russia)	President, OJSC Alfa Bank	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

Alexander Knaster, Director (USA)	CEO, Pamplona Management	25 Park Lane, London, W1K 1RA, United Kingdom

Andrey Kosogov, Director (Russia)	First Deputy Chairman of the Executive Board of Directors, OJSC Alfa-Bank	Ak. Sakharov Prospekt, 12, 10th floor, Moscow, Russia, 107078

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 10th floor, Moscow, Russia, 121019

David Gould, Director (USA)	Deputy Director of Corporate Development	6 Sechenovskiy Pereulok, Buildings 3, Floor 3, Moscow, Russia, 119034

Ildar Karimov, Director (Russia)	Chief Executive Officer, Alfa Finance Holdings S.A.	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

German Khan, Director (Russia)	Executive Director, TNK-BP Management	1 Arbat Street, Moscow, Russia,119019

Pavel Nazarian, Officer—Director of Headquarters (Russia)	Director of Headquarters, Alfa Finance Holdings S.A.	3, Bld du Prince Henri, L-1724 Luxembourg

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

SCHEDULE 13D	Page 10 of 11

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street Moscow, Russia, 107078

Alexander Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, Moscow, Russia, 121019

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvaevoy Street Moscow, Russia, 107078

Mikhail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6 Moscow, Russia 109180

German Khan, Director (Russia)	Executive Director, TNK-BP Management	18/2, Schipok Street Moscow, Russia 115093

Lev Khasis, Director (Russia)	Chief Executive Officer, X5 Retail Group N.V.	Kaprarova Pereulok 3 Moscow, Russia 123242

Andrei Kosogov Director (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov Moscow, Russia 107078

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street Moscow, Russia, 121019

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok, Building 3, Floor 3, Moscow, Russia, 119034

Alexey Reznikovich, Director (Russia)	Chief Executive Officer, 000 ALTIMO Limited	Str. Novy Arbat, build 21 GSP 2 Moscow, Russia, 119992

Alexander Savin, Director (Russia)	Chief Executive Officer, A1 LLC	12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7 Moscow, Russia, 123610

To the best of the Reporting Persons’ knowledge: (a) none of the persons listed in this Annex A hold any Shares, and (b) none of the persons listed in this Annex A has any contracts, arrangements, understandings or relationships with respect to the Shares.

SCHEDULE 13D	Page 11 of 11

EXHIBIT INDEX

Exhibit A            Joint Filing Agreement by and among Alfa CTC Holdings Limited; Alfa Finance Holdings S.A.; CTF Holdings Limited; and Crown Finance Foundation, dated as of September 9, 2008.

Exhibit B            Pledge Agreement, dated as of September 3, 2008, between Alfa CTC Holdings Limited and Open Joint-Stock Company “Alfa-Bank. ”

Exhibit C            A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Statement on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit D to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on August 15, 2006.

Exhibit D            A conformed copy of the Power of Attorney authorizing Pavel Nazarian to sign this Statement on behalf of Alfa Finance Holdings S.A., incorporated herein by reference to Exhibit F to the statement in Schedule 13D filed with the Securities and Exchange Commission on December 29, 2006.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D/A filed September 9, 2008 with respect to the shares of common stock, $0.01 par value per share of CTC Media, Inc., a Delaware corporation, and any further amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the United States Securities Exchange Act of 1934.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of September 9, 2008.

ALFA CTC HOLDINGS LIMITED

/s/ Maria Pitta
Name: Maria Pitta
Title: Director

ALFA FINANCE HOLDINGS S.A.

/s/ Pavel Nazarian
Name: Pavel Nazarian
Title: Attorney-in-fact

CTF HOLDINGS LIMITED

/s/ Franz Wolf
Name: Franz Wolf
Title: Director

CROWN FINANCE FOUNDATION

/s/ Franz Wolf
Name: Franz Wolf
Title: Attorney-in-fact

Exhibit B

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (this “Agreement”), dated as of September 3, 2008, is made by Alfa CTC Holdings Limited, a company organized and existing under the laws of Cyprus (the “Pledgor”), and Open Joint-Stock Company “ALFA-BANK”, an open joint stock company organized and existing under the laws of the Russian Federation (the “Pledgee”).

PRELIMINARY STATEMENTS:

(1) The Pledgor owns 39,548,896 (thirty nine million, five hundred and forty eight thousand, eight hundred and ninety six) shares of common stock, par value US$ 0.01 per share (the “Common Stock”), of CTC Media, Inc., a Delaware corporation (the “Company”).

(2) The Pledgee, as lender, and Pledgor, as borrower, have entered into an Agreement on the opening of a foreign currency loan facility, dated the date hereof (the “Loan Agreement”), pursuant to which the Pledgor may receive from the Pledgee the loans up to the total amount of € 130,000,000.

(3) The Pledgor has agreed to pledge 22,637,254 (twenty two million, six hundred and thirty seven thousand, two hundred and fifty four) shares of the Common Stock constituting 14.9% of the Common Stock (the “Pledged Shares”) to the Pledgee to secure the Pledgor’s obligations under the Loan Agreement.

STATEMENT OF AGREEMENT:

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees with the Pledgee for the Pledgee’s benefit as follows:

SECTION 1. Grant of Security.

To secure the payment of the Secured Obligations (as defined below), the Pledgor hereby assigns and pledges to the Pledgee for the Pledgee’s benefit, and hereby grants to the Pledgee for its benefit a security interest in, the following (collectively, the “Collateral”) to the extent of its interests therein:

(a) the Pledged Shares and the certificate(s) representing the Pledged Shares, and all instruments, cash, and other property from time to time received, receivable, or otherwise distributed in exchange for any or all of the Pledged Shares (the “Security Collateral”); and

(b) all proceeds of any and all of the foregoing Collateral (including, without limitation, proceeds that constitute property of the types described in Section 1(a)) hereof.

SECTION 2. Security for Obligations.

The Collateral secures the payment of the obligations of the Pledgor, now or hereafter existing, under the Loan Agreement, whether for principal, interest, fees, expenses, or otherwise (all such obligations, when due or existing, being the “Secured Obligations”). Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts that constitute the Secured Obligations. Subject to Section 13 of this Agreement, should the Pledgor fail to timely perform the Secured Obligations, the Pledgee shall have the right to sell all or any part of the Collateral to any third person at its discretion and apply the proceeds towards the settlement of the overdue Secured Obligations in the order of their maturity.

SECTION 3. Delivery of Security Collateral.

All certificates or instruments representing or evidencing the Security Collateral shall be delivered to and held by or on behalf of the Pledgee pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Pledgee.

SECTION 4. Representations and Warranties.

The Pledgor represents and warrants as follows:

(a) The principal place of business and principal executive office of the Pledgor and the office where the Pledgor keeps its records concerning the Collateral are located at Themistokli Dervi, 5, ELENION BUILDING, 2nd floor, Nicosia, Cyprus.

(b) The Pledgor is the legal and beneficial owner of the Collateral free and clear of any lien, security interest, option or other charge or encumbrance except for any security interest created by this Agreement and the Stockholders’ Agreement, dated as of May 12, 2006, by and among the Company, the Pledgor, and the other parties thereto (the “Stockholders’ Agreement”).

(c) This Agreement and the pledge of the Security Collateral pursuant hereto create a valid security interest in the Collateral securing the payment of the Secured Obligations and all actions necessary, or reasonably requested by the Pledgee as of the date of this Agreement, to perfect such security interest have been duly taken.

SECTION 5. Further Assurances.

(a) The Pledgor agrees that from time to time, at the expense of the Pledgee, it shall promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary, or that the Pledgee may reasonably request, in order to perfect and protect any pledge, assignment, or security interest granted or purported to be granted hereby or to enable the Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

(b) The Pledgor hereby authorizes the Pledgee to file any financing statements or continuation statements or similar documents required by applicable law and amendments thereto, in any jurisdiction or filing office as is necessary to perfect the security interest granted to the Pledgee herein, without the signature of the Pledgor where permitted by law.

(c) The Pledgor shall furnish to the Pledgee from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Pledgee may reasonably request, all in reasonable detail.

SECTION 6. Records.

Unless the Pledgee is otherwise notified, the Pledgor shall keep its principal place of business and principal executive office and the office where it keeps its records concerning the Collateral, at the location therefor specified in Section 4(a) hereof.

SECTION 7. Voting Rights; Etc.

(a) So long as no acceleration of the loan under the Loan Agreement shall have occurred and be continuing:

(i) the Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Security Collateral or any part thereof if the result thereof could not materially and adversely affect the rights and remedies of the Pledgee hereunder or under the Loan Agreement, and the Pledgor shall be entitled to receive any dividends declared and paid with respect to the Pledged Shares; and

(ii) the Pledgee shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights that it is entitled to exercise pursuant to Section 7(a)(i) hereof.

(iii) Subject to Section 13 hereof, upon notice to the Pledgor by the Pledgee following the acceleration of the loan under the Loan Agreement, all rights of the Pledgor to exercise the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 7(a)(i) hereof shall cease, and all such rights shall thereupon become vested in the Pledgee.

SECTION 8. Transfers and Other Liens.

The Pledgor shall not (a) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Collateral, or (b) create or suffer to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Collateral except, in each case, as contemplated by this Agreement and/or the Stockholders’ Agreement.

SECTION 9. Pledgee Appointed Attorney-in-Fact.

The Pledgor hereby irrevocably appoints the Pledgee as the Pledgor’s attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Pledgee’s reasonable discretion, to take any action and to execute any instrument that the Pledgee may deem necessary following the acceleration of the loan under the Loan Agreement to accomplish the purposes of this Agreement, including, without limitation:

(a) to ask for, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral;

(b) to receive, endorse, and collect any drafts or other instruments and documents in connection with Section 9(a) hereof; and

(c) to file any claims or take any action or institute any proceedings that the Pledgee may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of the Pledgee with respect to any of the Collateral.

SECTION 10. Pledgee May Perform.

If the Pledgor fails to perform any agreement contained herein, the Pledgee may itself perform, or cause performance of, such agreement, and the expenses of the Pledgee incurred in connection therewith shall be payable by the Pledgor.

SECTION 11. The Pledgee’s Duties.

The powers conferred on the Pledgee hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in the Pledgee’s possession and the accounting for moneys actually received by it hereunder, the Pledgee shall have no duty as to any Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Security Collateral, whether or not the Pledgee has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Collateral. The Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which the Pledgee accords its own property.

SECTION 12. Remedies.

Subject to the provisions of Section 13 hereof, if any acceleration of the loan under the Loan Agreement shall have occurred and be continuing:

(a) Subject to Section 13 of this Agreement, the Pledgee may exercise in respect of any Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the Uniform Commercial Code in effect in the State of New York at such time (the “N.Y. Uniform Commercial Code”) (whether or not the N.Y. Uniform Commercial Code applies to the affected Collateral).

(b) All cash proceeds received by the Pledgee in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Pledgee, be held by the Pledgee as collateral for, and/or then or at any time thereafter applied in whole or in part by the Pledgee for the ratable benefit of the Pledgor against, all or any part of the Secured Obligations in such order as the Pledgee shall elect. Any surplus of such cash or cash proceeds held by the Pledgee and remaining after payment in full of all the Secured Obligations shall be paid over to the Pledgor or to whomsoever may be lawfully entitled to receive such surplus.

SECTION 13. Certain Provisions Required Under the Stockholders’ Agreement.

(a) The Pledgee shall, forthwith upon the request of the Pledgor, execute and deliver to each other parties to the Stockholders’ Agreement (the “Non-Pledging Shareholders”) an Adoption Agreement (as defined in the Stockholders’ Agreement) substantially in the form set out in Annex A hereto.

(b) The Pledgee shall, forthwith upon the request of the Pledgor or otherwise in accordance with the provision of the Stockholders’ Agreement, cause any transferee of the Pledged Shares to execute and deliver to each other parties to the Stockholders’ Agreement (the “Non-Pledging Shareholders”) an Adoption Agreement substantially in the form set out in Annex A hereto.

(c) Each Non-Pledging Shareholder shall be an intended third party beneficiary with respect to the rights of such Non-Pledging Shareholder set forth in this Section 13.

SECTION 14. Cyprus Registration Requirements.

The Pledgor shall, at its own expense, submit the pledge under this Agreement for the registration with the Registrar of Companies in Cyprus within 42 days following date of this Agreement and provide the Pledgee with a document confirming that such registration has been duly obtained, such document being apostiled and accompanied by a translation into Russian and certified by Russian notary public, within 10 days following the receipt of this document from the Registrar of Companies in Cyprus.

SECTION 15. Amendments; Waivers; Etc.

No amendment or waiver of any provision of this Agreement, and no consent to any departure by the Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Pledgee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No failure on the part of the Pledgee to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.

SECTION 16. Restricted Securities.

(a) The Pledgee understands that the Pledged Shares have not been registered under the United States Securities Act of 1933, as amended. Pledgee understands that the Pledged Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, in the event Pledgee forecloses on any of the Pledged Shares, Pledgee must hold such shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Pledgee further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, time and manner of sale restrictions, a holding period for the Pledged Shares, and on requirements relating to the issuer of the Pledged Shares which are outside of Pledgee’s control, and which the Pledgor is under no obligation to satisfy.

(b) The Pledgee further acknowledges that the Pledged Shares are subject to certain voting agreements, transfer restrictions and right of first offer provisions as set forth in the Stockholders’ Agreement.

SECTION 17. Continuing Security Interest; Assignments.

This Agreement shall create a continuing security interest in the Collateral and shall (a) remain in full force and effect until the final discharge of the Secured Obligations, (b) be binding upon the Pledgor, its successors, and assigns, and (c) inure, together with the rights and remedies of the Pledgee hereunder, to the benefit of the Pledgee and its successors, transferees, and assigns.

SECTION 18. Termination.

Upon the final discharge of the Secured Obligations, the pledge, assignment, and security interest granted hereby shall terminate and all rights to the Collateral shall revert to the Pledgor without the requirement of any further action to be taken by either party. Upon any such termination, the Pledgee shall, at the Pledgor’s expense, promptly return the certificate(s) representing the Pledged Shares to the Pledgor and promptly execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination, to release all security interests in respect to the Collateral and to return such Collateral to the Pledgor.

SECTION 19. Third-Party Rights.

Except as set forth in Section 13(c) hereof, the terms and conditions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties hereto to confer third party beneficiary rights upon any other Person.

SECTION 20. Governing Law; Terms.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to any principles of conflicts of laws that would direct the application of the law of another jurisdiction. Unless otherwise defined herein or in the Loan Agreement, terms used in Article 9 of the N.Y. Uniform Commercial Code are used herein as therein defined.

This Agreement is signed by the Parties in English and Russian. In case of any discrepancies in interpreting the English version shall prevail.

Unless otherwise defined in this Agreement, the terms used herein shall have the meaning as defined in the Loan Agreement.

Signature Page Follows

IN WITNESS WHEREOF, the Pledgor and the Pledgee have caused this Agreement to be duly executed and delivered by their respective duly authorized representatives as of the date first above written.

ALFA CTC HOLDINGS LIMITED

By:	/s/ Charalambos Michaelides
Name:	Charalambos Michaelides
Title:	Director

Open JSC “ALFA-BANK”

By:
Name:
Title:

Annex A

Form of Adoption Agreement to the Stockholder’ Agreement

[date]

The undersigned, a [transferee/pledgee] of Shares of CTC Media, Inc. (the “Company”), hereby agrees to the terms and conditions of the Stockholders’ Agreement dated as of May 16, 2006 (the “Stockholders’ Agreement”) between and among the Company and certain of its Stockholders (as defined therein) and agrees to be fully bound by the terms and conditions thereof as if the undersigned were an original signatory thereto [in the event of a Pledgee executing add: in the event that the undersigned executed on the pledge granted under [insert name of pledge agreement].

[Name of Transferee/Pledgee]

By

Name:

Title:

Type and Number of Shares:

             shares of                      stock